Exhibit 1

Media Release

The Westpac Group 1Q10 Trading Update

The Westpac Group will lodge its December 2009 Pillar 3 report with the ASX on 16 February 2010.

In conjunction with this report, and consistent with recent quarters during the global financial crisis, we will provide a brief 1Q10 trading update.

Ends.

For Further Information

David Lording Westpac Media Relations Ph: 02 8253 3510 Ph: 0419 683 411	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Ph: 0438 284 863